Clean Air for Industry

turbosonic

2003 annual report

www.turbosonic.com

turbosonic

TurboSonic, Inc.
550 Parkside Drive
Suite A-14
Waterloo, ON, Canada
N2L 5V4

Tel: (519) 885-5513
Fax: (519) 885-6992

TurboSonic Technologies, Inc.
11 Melanie Lane
Suite 21
East Hanover, NJ, USA
07936

Tel: (973) 884-4388
Fax: (973) 884-4770

November 6, 2003

Dear Fellow Shareholder:

We are pleased to report that we have made significant progress over the last year despite delays in the implementation of new environmental rules in the United States. Our sales, with improved margins, increased 33% over last year and net cash provided of $343,000 strengthened our balance sheet. With a cash position of $1.2 million, we are in an excellent position to capitalize on new growth opportunities and expand our strategic alliances. Based upon a record level of sales inquiries, the impending enforcement of more stringent rules by the US Environmental Protection Agency and Canada's decision to ratify the Kyoto protocol, we are confident that our growth will accelerate in fiscal 2004 and beyond.

In anticipation of increased growth, we have reorganized our management structure, expanded our sales force, invested in R&D for existing products, and expanded our product line. Egbert van Everdingen has been promoted to Executive Vice President with responsibility for improving our strategic planning, sales & marketing, as well as organizational structure and reporting. We have added two sales executives with a wealth of experience in the air pollution control industry and in our target markets. The addition of these highly qualified people will significantly broaden the sales opportunities for our air pollution control products.

We are very pleased with the progress of our strategic alliance with Hamon Research-Cottrell. Our first WESP order in Europe is now in the startup phase and further sales are in negotiation. Our success supports our confidence that the joint efforts of our respective organizations would lead to increased sales of our products throughout the world.

We have been actively developing relationships within several key industries with the goal to become the preferred and repeat supplier of air pollution control equipment. We have led the way in these key growth opportunities, supporting our customers in their efforts to address new regulations. Our reference installations have all proven to exceed performance expectations, outperforming new emissions standards. We believe these efforts will lead to a very profitable and long-term relationship within these industries.

We regretfully announce the untimely death of Seán McNamara, our friend, colleague and fellow director. Seán had acted in an advisory capacity to TurboSonic for many years, prior to his election to the board. His valuable advice, business acumen, counsel and sense of humour will be greatly missed. We extend our condolences to his wife Greta and his family.

With regard to the election of directors this year, we are pleased to propose the addition of a very qualified individual to serve as a director for your Company for the coming year. The proxy statement that you will receive along with this Annual Report will propose that this individual along with our seven present directors be elected to our Board at our annual meeting in December. If all are elected, a majority of our Board will be composed of independent directors. We think you will agree that these individuals are highly qualified and bring a wealth of invaluable experience to your Company.

Hamon Research-Cottrell's designate to the Board of Directors at this year's election of directors is Michael J. Widico, Executive Vice President of Hamon Research-Cottrell. Michael has held that position since January 2003. Prior to joining Hamon Research-Cottrell, Michael was President of Procedair Industries in Montreal, which provides gas cleaning equipment and systems to heavy industrial customers.

Jonathan L. Lagarenne, Hamon Research-Cottrell's previous designate, has been a member of the board since July 30, 2001. In July 2003, he left Hamon Research-Cottrell and launched his executive consulting practice, which focuses on claims management and risk management. Jonathan has agreed to stand for election again this year.

We invite you to attend our annual meeting on Thursday, December 11, 2003 at 10:00 a.m. at the Waterloo Inn, 475 King Street North, Waterloo, Ontario, Canada. This would be a good opportunity to meet our directors and to ask questions of our management team who will also be in attendance. A representative from our independent auditors, Ernst & Young, will also be available to answer your questions about our enclosed Annual Report for the period ended June 30, 2003.

We would like to take this opportunity to thank all of our dedicated employees who have worked so hard for your Company. It has been this dedication that has kept your company at the forefront of the air pollution control industry. Thanks to you, our shareholders, for your continued support.

Sincerely,

Edward F. Spink
Chairman & CEO

Patrick J. Forde
President & Secretary/Treasurer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-KSB

ANNUAL REPORT UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

Commission file number 0-21832

TURBOSONIC TECHNOLOGIES, INC.

(Name of Small Business Issuer in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	**13-1949528** (I.R.S. Employer Identification No.)

550 Parkside Drive, Suite A-14,
Waterloo, Ontario, Canada
N2L 5V4
(Address of principal executive offices)

6
(519) 885-5513
(Issuer's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Exchange Act:
Common Stock
(Title of Class)

Check whether the Issuer (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the Issuer was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if disclosure of delinquent filers pursuant to Item 405 of Regulation S-B is not contained in this form, and will not be contained, to the best of the Issuer's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

Issuer's revenues for its most recent fiscal year:	$6,099,741
Aggregate market value of the Issuer's common stock held by non-affiliates of the Issuer as of September 18, 2003:	$1,741,114
The number of shares outstanding of the Issuer's common stock as of September 18, 2003:	10,507,250
Transitional Small Business Disclosure Format (check one):	Yes ☐ No ☒

PART I

ITEM 1: DESCRIPTION OF BUSINESS

a) Business Development

TurboSonic Technologies, Inc., formerly known as Sonic Environmental Systems, Inc. (the "Company"), directly and through subsidiaries, designs and markets integrated pollution control and industrial gas cooling/conditioning systems including liquid atomization technology and dust suppression systems to ameliorate or abate industrial environmental problems.

The Company was incorporated in the State of Delaware in April 1961. The executive offices of the Company are located at 550 Parkside Drive, Suite A-14, Waterloo, Ontario, Canada N2L 5V4; its telephone number is (519) 885-5513. The Company's website is located at www.turbosonic.com. The information on the Company's website is not part of this annual report.

Unless the context indicates to the contrary, references to the Company herein include both the Company and its majority and wholly-owned subsidiaries.

b) Business of Company

Introduction

The Company's proprietary technology is designed to control a wide variety of air pollution control problems for industries including pulp and paper, wood/forest products, non-ferrous metallurgical, iron and steel, chemical and mining processing (including cement), food processing, waste processing, hazardous and municipal solid waste (MSW) incineration, power generation and automotive. The Company believes its products, which are designed to meet the strictest emission regulations for gaseous and particulate emissions, afford economic and technical advantages over conventional air pollution equipment.

Certain of the Company's products and systems employ proprietary nozzles to atomize liquids passing through the nozzles, resulting in the liquid being converted into fine droplets. Controlling the liquid and gas pressures applied to the nozzle can modulate droplet sizes and liquid flow rates. The Company has sold the atomizing nozzles for many years.

The following table reflects the approximate percentages of the Company's revenue derived from its principal customer categories during the fiscal years indicated:

	Year Ended June 30	
	2003	2002
Hazardous Waste Incineration	3%	6%
Solid Waste Incineration	9%	6%
Chemical and Mining Processing	19%	29%
Metallurgical Processing	11%	11%
Pulp and Paper	34%	22%
Forest Products	2%	16%
Food Processing	16%	—%
Other	6%	10%
	100%	100%

The Company is contractually responsible to its customers for all phases of the design, fabrication and, if included in the scope of the Company's contract, field installation of its products and systems. The Company's successful completion of its contractual obligation is generally determined by a performance test that is conducted either by its customer or by a customer-selected independent testing agency.

The Company performs all process engineering, including but not limited to, the determination of the size, geometry and structural characteristics of the particular system needed for gaseous, non-condensate or particulate removal, and performs the detailed design of, and develops specifications for, all structural, electrical, mechanical and chemical components of such system. The Company, historically, has not manufactured or fabricated its own products or systems. Rather, it purchases alloy steel components and various electrical and other parts consisting of both off-the-shelf items and items, such as its atomizing nozzles, which are made to its design and specifications by third party manufacturers and fabricators, enters into subcontracts for field construction, which it supervises, and manages all technical, physical and commercial aspects of the performance of its contracts.

Products and Systems

The Company offers a range of products and systems, incorporating diverse technologies, to address the industrial processing, air pollution control and other environmental management needs of its customers. Many of such customers have historically purchased individual products or systems from the Company that, in many instances, operate in conjunction with products and systems supplied by others. In the last several years, the Company has emphasized the marketing of custom engineered air pollution control systems that may provide combinations of its own products and systems as an integrated environmental management solution.

The following table reflects the approximate percentages of the Company's revenue derived from its principal products and systems during the fiscal years indicated below:

	Year Ended June 30	
	2003	**2002**
Evaporative Gas Cooling and Conditioning Systems	19%	42%
Wet Electrostatic Precipitation Systems (WESPs)	36%	2%
Wet Scrubber Systems	21%	40%
Semi-dry Scrubber Systems	18%	7%
Other Nozzle Systems	6%	9%
	100%	**100%**

The Company's products are utilized in many industries including pulp and paper, wood products, mining, non-ferrous metallurgical, iron and steel, chemical, food and beverage, waste processing, hazardous and municipal solid waste (MSW) incineration, power generation, automotive, and cement.

The principal products and systems offered by the Company are described below:

SoniCool® Evaporative Gas Cooling and Conditioning Systems

Through the use of the Company's atomizing nozzles, SoniCool® Evaporative Gas Cooling and Conditioning Systems accurately control temperature and humidity of high-temperature gas streams, such as those emanating from cement kilns and steel or non-ferrous Electric Arc Furnaces (EAF) or Basic Oxygen Furnaces (BOF). The result is gas temperatures that do not damage equipment and ductwork, smaller gas volumes, and improved efficiency of downstream air pollution control equipment.

The Company is an internationally known leader in gas cooling and conditioning with over 450 installations throughout the world.

SonicKleen™ Wet Electrostatic Precipitation Systems (WESP)

The SonicKleen™ WESP removes sub-micron particulate, heavy metals, dioxins and furans, mists, and fumes from process gas streams. Removal efficiencies can be achieved at much lower operating costs than with scrubbers. While there are many variations of electrostatic precipitators on the market, the SonicKleen™ design is recognized as a proven approach that meets and exceeds government removal targets while keeping costs and maintenance to a minimum.

Currently, the U.S. Environmental Protection Agency is tightening emission standards, thereby forcing industry to adopt technologies, such as WESPs, in order to meet emissions targets that more traditional technologies, such as scrubbers, will not be able to meet effectively. The Company's WESP is capable of achieving these higher standards and efficiently capturing sub-micron particulates.

Ten SonicKleen™ WESP systems have been sold for use in incinerators, a ceramic refractory plant, a hospital medical waste facility, and a large pulp and paper manufacturing facility. The Company's WESP technology can be used in the forest products, waste incineration, metal and chemical processing, food & beverage, and power generation industries.

TurboSOx SO_2 Recovery Systems

Developed in conjunction with The Dow Chemical Company, the TurboSOx SO_2 Recovery System is a new process that recovers pure Sulfur Dioxide (SO_2) (a major contributor to "acid rain") as a usable by-product, thereby providing a return on investment from its reuse or sale. The patented process uses the TurboSOx Amine, a proprietary solvent developed and exclusively supplied to the Company by The Dow Chemical Company. TurboSOx provides a 25% saving over the capital costs of traditional mineral-based Flue Gas Desulfurization (FGD) systems. SO_2 removal efficiencies of greater than 99% have been achieved in pilot tests at commercial plants of prospective customers, thereby demonstrating regulatory requirements.

Any company with a gaseous source of SO_2 is a potential customer for the TurboSOx technology. The Company is currently working with several companies who have expressed an interest in the TurboSox SO_2 Recovery System, although no sales of such systems have been made as of September 1, 2003.

SonicBURN Waste Fuel Combustion

SonicBURN systems are used to introduce any fuel into combustion chambers for better combustion, resulting in higher production efficiencies. Employing the Company's Turbotak atomizing nozzles made from stainless hardened steels, ceramic, or other durable materials and a process developed by the Company, SonicBURN atomizes viscous, dirty, or multiple fuels into fine droplets. The durability of the nozzles allows longer production runs, less maintenance, and reduced costs compared to other designs.

Over 25 of the Company's nozzles and systems are in use for waste fuel combustion in hazardous waste incinerators and cement kilns.

Turbotak Wet, TurboVenturi and TurboSorb Semi-Dry Scrubbers

The Turbotak Wet Scrubber treats industrial process gas streams, removing sub-micron and larger particulate, acid gases, odors, fumes and vapors. By employing the Company's proprietary atomizing nozzles, the scrubber is able to remove more contaminants in a smaller vessel, resulting in lower capital, maintenance and operating costs.

The TurboVenturi Scrubber treats industrial process exhaust gas streams primarily for removal of particulate, as well as acid gases. The system operates by forcing the gas stream across a pressure drop in order to generate a fine stream of liquid droplets for very high efficiency particulate contacting. The TurboVenturi Scrubber has a relatively low capital cost due to its inherent simplicity.

The TurboSorb Semi-Dry Scrubber treats industrial process gas streams, removing acid gases such as SO_2, SO_3, HCI, HF, and ammonia compounds. By spraying alkalis such as calcium, potassium and sodium-based slurries or solutions, the TurboSorb can achieve higher removal efficiencies of SO_2 and HCI than traditional "dry" scrubbers. Unlike "wet" systems, with the TurboSorb semi-dry scrubber all water is evaporated so there is no liquid waste stream generated.

The Company has installed over 150 of its scrubbers to solve a wide variety of air pollution control problems. Its equipment, designed to meet the most stringent regulations limiting gaseous and particulate emissions, has also been retrofitted into competing technologies to improve their performance.

Dry Fog® Dust Control and Suppression Systems

The Company is a leader in dust control with its Dry Fog® dust suppression systems which control virtually all types of respirable and larger airborne dust and mists. Operating costs for the Dry Fog® dust control and suppression systems, which use the Company's atomizing nozzles, are significantly lower than for ventilation type control systems, which consume as much as 20 times the energy. A Dry Fog® system can be installed for as little as 40% of the cost of a conventional bag filter type system.

The Company is an internationally known leader in dust control with over 400 systems throughout the world. Dry Fog® systems are used in industries such as cement, limestone, aggregates, metallurgical, mining, and materials handling.

Air Pollution Control System Upgrades

Using the Company's atomizing nozzles and years of experience in the air pollution control industry, the Company is able to retrofit existing air pollution control equipment to consistently improve performance. An equipment upgrade is significantly less expensive than purchasing new equipment, with lower maintenance requirements. The Company has upgraded hundreds of air pollution control systems.

Atomizing Nozzles and Spare Parts

Used in a wide variety of industrial applications, the Company's Turbotak atomizing nozzles atomize liquids to extremely small droplets. The nozzles feature a two-phase design for superior control over droplet size and distribution. The combination of the small droplets, the distribution pattern and rugged construction provide unique results that other nozzles do not have. Designs range from small, single-orifice nozzles to large, multi-orifice nozzles. This makes them ideal for evaporative gas cooling, spray drying, wet and semi-dry scrubbing, performance enhancement of air pollution control systems, as well as combustion and incineration. The Company's SoniCore® nozzle design has different aspects to the droplet size, spray pattern and very low flow rates that make it a good fit for applications such as dust suppression and humidification.

With thousands of nozzles sold, the SoniCore® nozzles and the patented Turbotak Atomizing nozzles are at the heart of the Company's air pollution control systems and are recognized by industry as superior.

The Company also provides replacement and spare parts for both its industrial gas processing and air pollution control systems. The Company believes that in view of the extreme conditions under which industrial process and air pollution control systems operate that there is an ongoing requirement for spare parts that should create additional demand for the Company's products.

Contractual Liabilities

The Company's standard contractual terms with respect to the sale of its products and systems disclaim any liability for consequential or indirect losses or damages stemming from any failure of the Company's products or systems or any component thereof. The Company customarily seeks contractual indemnification from its subcontractors for any loss, damage or claim arising from the subcontractor's failure of performance, negligence or malfeasance. It is possible, however, that a customer's inability to comply with applicable pollution control laws or regulations stemming from the failure or non-performance of the Company's products or systems may subject the Company to liability for any fines imposed upon such customer by governmental regulatory authorities or for damages asserted to have been incurred by any third party adversely affected thereby.

Marketing and Sales

The Company's marketing efforts are technical in nature and currently involve its senior management and technical professionals, supported by independent sales representatives. The Company's contractual arrangements with its 12 current independent sales representatives accord each a defined territory within which to sell some or all of the Company's products and systems, provide for the payment of agreed-upon sales commissions and are terminable at will by either the Company or the representative upon relatively short prior notice. None of such representatives have authority to execute contracts on the Company's behalf. A significant portion of the Company's sales are made through the recommendation of engineering firms, which play a significant role in the specification and implementation of air pollution control solutions and in customers' selection of the vendors of air pollution control systems.

In August 2001, the Company entered into a strategic alliance with Hamon Research-Cottrell, Inc., a global leader in air pollution control technology. A joint management team, consisting of sales, marketing and engineering personnel from each company, has been formed to target sales opportunities for their combined technologies.

This strategic alliance enables Hamon Research-Cottrell to market the Company's products, including the SonicKleen™ Wet Electrostatic Precipitator (WESP), through its expanding worldwide sales and distribution channels. Further, the Company may access Hamon Research-Cottrell's air pollution control technologies, including their NOx control systems, as well as fabric filters and dry electrostatic precipitators (ESP). The strategic alliance with Hamon Research–Cottrell is actively pursuing industrial opportunities in several geographic areas.

The Company's sales representatives assist the Company in consummating sales of its products and services, serve an ongoing liaison function between the Company and its customers during the sales process and address customers' questions or concerns arising thereafter. The sales representatives are selected by the Company based upon industry reputation, prior sales performance including number of prospective leads generated and sales closure rates, and the breadth of territorial coverage, among other criteria.

Technical inquiries received from potential customers are referred to the Company's sales and engineering personnel who jointly prepare either a budget for the customers' future planning or a final bid. The period between initial customer contact and issuance of an order varies widely, but is generally between 6 and 24 months.

The Company seeks to obtain repeat business from its customers, although it does not depend upon any single customer to maintain its level of activity from year to year; however, one or more different customers may be expected to account for greater than 10% of the Company's net revenues in any consecutive twelve month period. Three customers accounted for 13%, 16% and 16% respectively, of the Company's net revenues during the fiscal year ended June 30, 2003. During the fiscal year ended June 30, 2002, two customers accounted for 11% and 16% respectively, of the Company's net revenues.

Backlog

At June 30, 2003, the amount of the Company's contract backlog was approximately $1,086,000, contrasted with $2,415,000 at June 30, 2002. Backlog represents work for which the Company has entered into a signed agreement or has received an order to proceed. Completion of the Company's entire backlog is anticipated to occur prior to June 30, 2004.

Product Development

The Company has an ongoing program for the development and commercialization of new industrial processing and air pollution control products, systems and technologies, and the enhancement of existing products and systems. Expenditures for research and development activities, net of customer and government support, aggregated $20,089 and $2,089 for the fiscal years ended June 30, 2003 and 2002, respectively.

Proprietary Protection

The Company owns or has licensed rights to 30 international patents relating to a variety of air pollution control applications.

The Company has registered servicemarks or trademarks in the United States and certain foreign countries for several identifying names which it uses with its products and systems including SoniCool®, SoniCore®, SonicKleen™ and Dry Fog®.

The Company relies on a combination of patents, trade and service marks, trade secrets and know-how to protect its proprietary technology and rights. There can be no assurance that the Company's patents will not be infringed upon, that the Company would have adequate remedies for any such infringement, or that its trade secrets will not otherwise become known to or independently developed by competitors. There can also be no assurance that any patents now or hereafter issued to, licensed by or applied for by the Company will be upheld, if challenged, or that the protections afforded thereby will not be circumvented by others. Litigation may be necessary to defend the Company's proprietary rights, which would result in significant cost to the Company and a diversion of effort of its personnel.

Suppliers and Subcontractors

Like other companies in the industrial processing and environmental management control industry, the Company has historically relied on third parties to manufacture and fabricate its products and to supply parts and components for its systems in accordance with the Company's specifications. In those instances in which the Company's scope of work includes installation of equipment, the Company selects and supervises subcontractors for this work. To date, the Company has not experienced difficulties either in obtaining fabricated components and other materials and parts used in any of its products and systems or in obtaining qualified subcontractors. The Company's vendor sources for various components, materials and parts used in its systems, including its atomizing nozzle, control switches and electrical and other components, include more than 100 firms. The Company does not depend on any one of the vendors to a material extent, and in any event the Company believes that alternative vendors would be available if needed. With respect to fabricators, the Company has satisfactory relationships with more than ten fabricators. Similarly, with respect to subcontractors for installation work, the Company has satisfactory relations with more than three firms. On the basis of the number of vendors, fabricators and subcontractors which it utilizes and the availability of alternative sources, the Company does not believe that the loss of its relationship with any one firm would have a material adverse effect on its business.

Bonding and Insurance

While only two of the contracts performed by the Company to date has required it to procure bid and performance bonds, such requirements are prevalent for projects partially or fully funded by federal, state or local governments. A bid bond guarantees that a bidder will execute a contract if it is awarded the job and a performance bond guarantees completion of the contract. Past coverage for these requirements has been provided using cash reserves and a guarantee from a Canadian crown corporation.

The Company currently maintains different types of insurance, including general liability, property coverage, professional and product liability insurance with respect to the engineering and products it sells to its customers. A successful claim or claims in an amount in excess of the Company's insurance coverage or for which there is no coverage could have a material adverse effect on the Company. Effective August 2002, the Company secured directors and officers liability coverage.

Government Regulation

Stringent environmental laws have been enacted in the United States and, to a lesser extent, in Canada and certain Western European nations in response to public concern about the environment. The Company believes that the need to comply with these laws creates demand for the Company's products. The Federal Clean Air Act, federal, state and local regulations which implement it and the enforcement of these laws and regulations largely determine the level of expenditures that customers will make to limit emissions from their facilities.

The market for the Company's air pollution control products and systems is directly dependent upon the existence and enforcement of laws and regulations which limit the release of pollutants into the atmosphere and impose substantial penalties for non-compliance. The Government can change environmental regulations at any time, which could have positive or negative effects upon the Company's future revenues and prospects of profitability.

The materials handling aspect of the Company's business is also dependent in part upon the regulation under the Federal Occupation and Safety Health Act of dust concentration to which workers may be exposed in the workplace.

Competition

The Company faces substantial competition in each of its principal markets from numerous competitors. The Company competes primarily on the basis of price as well as its engineering and technological expertise, and quality of its products, systems and service. Additionally, the Company believes that the successful performance of its installed products and systems is a key factor in dealing with its customers, which typically prefer to make significant purchases from a company with a solid performance history.

Virtually all contracts for the Company's products and systems are obtained through competitive bidding. Although price is an important factor and may in some cases be the governing factor, it is not always determinative, and contracts are often awarded on the basis of the efficiency or reliability of products and the engineering and technical expertise of the bidder.

Employees

As of June 30, 2003, the Company employed 34 full time and 1 part time persons, of whom 2 were executive officers, 8 were engineers, 9 were in sales, 1 in production, 8 in technical support and 7 in administrative support. None of the Company's employees are represented by a labor union. The Company believes that its relationship with its employees is satisfactory.

Financial Information about Foreign and Domestic Operations and Export Sales

U.S. and Canadian customers collectively accounted for approximately 88% and 93%, respectively, of the Company's sales during the fiscal years ended June 30, 2003 and 2002. Revenue derived from export sales is transacted in U.S. dollars.

The following table reflects the approximate percentages of the Company's revenue derived from United States, Canadian and foreign sales during the fiscal years indicated below:

	Year Ended June 30	
	2003	2002
United States	69%	78%
Canada	19%	15%
South and Central America	4%	3%
Europe	3%	1%
Far East	2%	1%
Other	3%	2%
	100%	100%

Risks and Uncertainties

Forward-looking statements in this Report, including without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed therein. Such risks and uncertainties include, among others, the following:

- **Dependence on Environmental Regulation**. The market for the Company's air pollution control products and systems is directly dependent upon the existence and enforcement of laws and regulations which limit the release of pollutants into the atmosphere and impose substantial penalties for non-compliance. Stringent enforcement of these laws and regulations may increase the attractiveness of, and demand for the Company's products and services, whereas lax enforcement and/or repeal in whole or in part may have the opposite effect.

- **Revenue Concentration**. Sales to three customers accounted for 45% of the Company's net revenues in the fiscal year ended June 30, 2003. Two different customers accounted for 27% of the Company's net revenues in the prior fiscal year. The Company's inability to retain or replace these customers could materially and adversely affect future revenue and profitability.

- **Limited Protection of Patents and Proprietary Rights**. The Company relies on a combination of patents, trade and service marks, trade secrets and know-how to protect its proprietary technology and rights. There can be no assurance that the Company's patents will not be infringed upon, that the Company would have adequate remedies for any such infringement, or that its trade secrets will not otherwise become known to or independently developed by competitors. There can also be no assurance that any patents now or hereafter issued to, licensed by or applied for by the Company will be upheld, if challenged, or that the protections afforded thereby will not be circumvented by others. Litigation may be necessary to defend the Company's proprietary rights, which would result in significant cost to the Company and a diversion of effort of its personnel.

- **Export Sales**. Approximately 12% and 7%, respectively, of the Company's revenues during the fiscal years ended June 30, 2003 and 2002, were derived from sales made outside of the United States and Canada. Foreign sales are subject to certain inherent risks, including unexpected changes in regulatory and other legal requirements, tariffs and other trade barriers, greater difficulty in collection of accounts receivable and potentially adverse tax consequences. There can be no assurance that these factors will not have an adverse impact on the Company's future foreign sales and, consequently, on the Company's operating results.

- **Permitting Delays**. Some of the Company's projects require permits to be issued by one or more governmental agencies prior to the commencement of both construction and operation. Issuance of such permits could be delayed by political and other considerations. Permitting delays could cause extended delay or cancellation of one or more of the Company's large projects, which would adversely impact the Company's future revenues.

- **Dependence on Manufacturers, Fabricators and Subcontractors**. The Company does not manufacture or fabricate its own products or systems, relying instead upon the services of third party manufacturers and fabricators. The Company also does not engage in the field construction of its systems but relies on field construction subcontractors operating under the supervision of the Company's own employees. The unavailability of the services of, or a substantial increase in pricing by a significant number of, these manufacturers, fabricators or subcontractors could adversely affect the Company. Given the number of manufacturers, fabricators and subcontractors which it utilizes and the availability of alternative sources, the Company does not believe that the loss of its relationship with any one firm would have a material adverse effect on its business.

- **Competition**. The markets for environmental control products are characterized by substantial competition based primarily on engineering and technological expertise and quality of service. Because virtually all contracts for the Company's products and systems are obtained through competitive bidding, price is also a competitive factor and may be the most significant factor in certain instances. Although the Company believes that it competes on the basis of its technical expertise and reputation for service, there can be no assurance that the Company will maintain its competitive position in its principal markets.

- **Fixed Price Contracts May Result in Losses**. The Company's receipt of a fixed price contract as a consequence of being the lowest competitive bidder carries the inherent risk that the Company's actual performance costs may exceed the estimates upon which its bid for such contract was based. To the extent that contract performance costs exceed projected costs, the Company's profitability could be materially adversely affected.

ITEM 2: DESCRIPTION OF PROPERTY

The Company leases approximately 9,700 square feet of executive and administrative offices and shop space in Waterloo, Ontario, Canada at an annual rent of approximately $50,000. Insurance and utilities are paid separately. This lease expired on June 30, 2003. The Company has increased its square footage to 11,600 and renewed the lease for an additional five-year term on substantially identical terms. The annual rent in fiscal year 2004 will be $69,000.

The Company has leased approximately 3,360 square feet of office and shop space in East Hanover, New Jersey at an annual rental of approximately $36,000. In addition, the Company must pay annual cost of living increases (not to exceed 4% per year) based upon changes in the Consumer Price Index, taxes, insurance and utilities. This lease expires on August 30, 2004.

ITEM 3: LEGAL PROCEEDINGS

None.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted for a vote to the Company's security holders during the fourth quarter of the Company's fiscal year ended June 30, 2003.

PART II

ITEM 5: MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock is quoted on the OTC Bulletin Board under the symbol "TSTA".

The following table sets forth the range of the bid quotations for the Company's Common Stock for the periods shown, as furnished by The NASDAQ Stock Market.

	Common Stock (1)	
	High	Low
Fiscal Year Ended June 30, 2003:		
First Quarter	$0.500	$0.330
Second Quarter	$0.500	$0.210
Third Quarter	$0.350	$0.250
Fourth Quarter	$0.500	$0.250
Fiscal Year Ended June 30, 2002:		
First Quarter	$1.050	$0.410
Second Quarter	$0.650	$0.400
Third Quarter	$0.530	$0.270
Fourth Quarter	$0.650	$0.350

(1) *The above quotations represent prices between dealers and do not include retail mark up, markdown or commissions. They do not necessarily represent actual transactions.*

As of June 30, 2003, there were 439 holders of record and approximately 1,600 beneficial holders of the Common Stock. This number of beneficial holders represents the number of actual holders of the Company's Common Stock, including an estimate of the beneficial owners of shares held in "nominee" or "street" name. The Company does not know the actual number of beneficial owners.

The Company does not anticipate paying any cash dividends in the foreseeable future, as it is the current policy of the Company's Board of Directors to retain any earnings to finance the Company's future operations and expand its business.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Critical Accounting Policies and Estimates

Our discussion of our financial conditions and results of operation is an analysis of the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), consistently applied. The preparation of these Consolidated Financial Statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to construction-type contracts, intangible assets, bad debts, inventories, warranty obligations, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

We believe the following critical accounting policies affect the more significant judgements and estimates used in the preparation of our Consolidated Financial Statements:

Revenue Recognition

We derive revenue from long-term contracts that require performance [i.e., design, construction and performance testing] over a time span, which may extend beyond one or more accounting periods. Generally, the percentage-of-completion method is used to account for long-term contracts, with the contracts being considered substantially complete upon final shipment or completion of field erection. For contracts involving significant uncertainty, such as the use of new technology, the completed contract method is used. Other revenues are recorded when products are shipped to the customer or services are performed.

The percentage-of-completion is determined by best available engineering estimates. In the ordinary course of business, at a minimum of once per quarter, we prepare updated estimates of the total forecasted revenue, cost and profit or loss for each contract. When the current estimated costs to complete indicate a loss, such losses are recognized immediately for accounting purposes. If the conditions of work to be performed change, or the estimated costs are not accurately projected, the gross profit from construction-type contracts may vary significantly in future periods. As discussed in note 6 to the Consolidated Financial Statements, a subcontractor of the Company experienced financial difficulties resulting in an increase in estimated completion costs for a project to a total of $317,000.

Goodwill

We have adopted SFAS No. 142 effective July 1, 2001, under which goodwill is no longer amortized but is subject to an annual impairment review (or more frequently if deemed appropriate). We previously completed the transitional impairment test to identify any impairment to the goodwill as at July 1, 2001 and the annual test as at April 1, 2002 using a fair value methodology, in accordance with SFAS No. 142. We concluded that there was no impairment as at July 1, 2001 nor April 1, 2002.

We completed the goodwill impairment test as at April 1, 2003, as required by SFAS No. 142. The Company has two reportable business segments - nozzle systems and scrubber systems. Due to deferred demand in the capital good markets relative to the status of environmental regulatory changes, the scrubber systems business segment has experienced depressed revenue levels and losses from operations. These conditions have created uncertainty regarding the forecasted future cash flows required to support the goodwill associated with the scrubber business segment under the rules of SFAS No. 142. Accordingly, we have concluded that the $398,897 of goodwill associated with this business segment should be written off in the year ended June 30, 2003. We have concluded that there has not been an impairment of goodwill associated with the nozzle systems segment.

We assess the impairment of goodwill by reporting unit whenever events or changes in circumstances indicate that the carrying value may not be recoverable, in whole or part. Some factors we consider to be important which could trigger an impairment review between annual tests include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in TurboSonic's stock price for a sustained period, and our market capitalization relative to net book value.

Account Receivable

A dispute existed with a customer as to whether a WESP met the performance specified in the contract. The customer had refused to pay $400,000 that TurboSonic asserts is due under the terms of the contract. In addition, the customer had submitted backcharges to the Company in an amount that approximates the outstanding balance.

In the fourth quarter of fiscal year 2003, a settlement was reached in which the entire holdback was released to the Company, compensation was received for its time and expenses incurred while providing assistance to the customer, and a letter was received which confirmed that all of the Company's obligations under the contract had been fulfilled.

Results of Operation

Twelve Months Ended June 30, 2003 Compared with Twelve Months Ended June 30, 2002

Nozzle systems revenue increased by $55,821 (2%) to $2,671,786 for the twelve-month period ended June 30, 2003 from $2,615,965 for the same period in fiscal 2002. The increase is primarily the result of greater sales of spare parts, and in particular, ceramic inserts for spray dry systems, together with a large semi-dry scrubbing system.

Scrubber system revenue increased by $1,462,027 (74%) to $3,427,955 for the twelve months ended June 30, 2003 from $1,965,928 for the same period one year earlier. Increased revenue for wet electrostatic precipitators("WESP") in the current fiscal year has resulted in this positive increment.

Cost of nozzle systems increased by $257,134 (16%) to $1,852,236 for the twelve-month period ended June 30, 2003 from $1,595,102 for the same period in fiscal 2002. As a percentage of nozzle systems revenue, the cost of nozzle systems was 69% for the twelve-month period ended June 30, 2003 and 61% for the same period in fiscal 2002. The lower margins of the ceramic insert orders compared to normal spare parts orders together with a provision for cost overruns on a specific project are responsible for the increased nozzle system costs, along with the increased sales volume discussed above. Also impacting margins were unfavourable foreign exchange variances as the result of the strengthening of the Canadian dollar against the US dollar.

Cost of scrubber systems increased by $904,666 (50%) to $2,706,692 for the twelve-month period ended June 30, 2003 from $1,802,026 for the same period one year earlier. The increased scrubber system costs are the result of the increased sales volume discussed above. As a percentage of scrubber systems revenue, the cost of scrubber systems was 79% versus 92% for the same period in fiscal 2002. The 92% cost to revenue ratio in 2002 was the result of the increased project costs on a specific scrubber, as discussed in note 6 to the Consolidated Financial Statements. Also impacting margins were unfavourable foreign exchange variances as the result of the strengthening of the Canadian dollar against the US dollar.

Total expenses increased $732,871 (49%) to $2,218,367 for the twelve-month period ended June 30, 2003 from $1,485,496 for the same period in fiscal 2002. This variance is primarily the result of increased selling, general and administrative expenses ($314,721) and goodwill impairment loss ($398,897). Increased selling, general and administrative expenses included sales travel expense, costs associated with our annual report and annual meeting, additional sales personnel and increased insurance premiums including new Directors and Officers liability coverage. As a percentage of total revenue, selling, general and administrative expenses were 29% for the fiscal period ended June 30, 2003 and 32% for the same period a year earlier. This decrease in percent to revenue is the direct result of the increased volume of revenue for the current period. As discussed in Item 6 – Critical Accounting Policies and Estimates - Goodwill and note 8 to the Consolidated Financial Statements, the goodwill impairment loss ($398,897) is the result of the conclusion that the goodwill associated with the scrubber systems business segment should be written off in fiscal 2003. Also included in total expenses in the current year were stock-based compensation expense ($7,758 vs.$6,505 in fiscal 2002)[see note 13 to the Consolidated Financial Statements] and debt modification expense ($0 in 2003 vs.$33,028 in 2002) [see note 13 to the Consolidated Financial Statements].

Loss before tax increased $347,901 to a loss before taxes of $683,082, from a loss before taxes of $335,181 for the same period in fiscal 2002. Income taxes for fiscal 2003 increased $15,962, to an expense of $613 from a recovery in 2002 of $15,349. The tax recovery relates to carry-back of the 2002 tax loss to 2001. The future benefit of US tax losses has not been recorded in the financial statements, as discussed in note 14 to the Consolidated Financial Statements. An "other comprehensive income" of $186,183 was recorded for the twelve-months ended June 30, 2003, as compared to "other comprehensive loss" of $39,203 for the same period in fiscal 2002. The "other comprehensive income" in the current period was the result of the increase in the value of the Canadian dollar opposite the US dollar from June 30, 2002 to June 30, 2003, and the resulting changes in our balance sheet relative to Canadian-denominated accounts.

Liquidity and Capital Resources

On an overall basis, the Company had net cash provided of $343,220 for fiscal 2003 as compared to net cash applied of $937,939 during the same period in 2002. The fiscal 2003 net cash provided figure included cash provided from operating activities of $244,050. This increase in overall cash flow is the result of the settlement of large WESP project in 2003, and a favourable foreign exchange rate.

At June 30, 2003, the Company had positive working capital of $1,230,598 as compared to positive working capital of $1,302,377 as at June 30, 2002, a decrease of $71,779. The Company's current ratio (current assets divided by current liabilities) was 2.39 and 2.37 at June 30, 2003 and June 30, 2002, respectively.

The Company's contracts typically provide for progress payments based upon the achievement of performance milestones or the passage of time. The Company's contracts often provide for the Company's customers to retain a portion of the contract price until the achievement of performance guarantees has been demonstrated. The Company attempts to have its progress billings exceed its costs and estimated earnings on uncompleted contracts; however, it is possible, at any point in time, that costs and estimated earnings can exceed progress billings on uncompleted contracts, which would negatively impact cash flow and working capital. At June 30, 2003 and June 30, 2002, "Unearned revenue and contract advances" exceeded "Deferred contract costs and unbilled revenue" with the result that cash flow was negatively affected by $156,738 and $369,559, respectively.

The Company's backlog as at June 30, 2003 was approximately $1,086,000, all of which should be shipped during the 2004 fiscal year. The Company believes that projected cash generated from operations will be sufficient to meet its cash needs through the end of the fiscal year ended June 30, 2004.

Quantitative and Qualitative Information About Market Risk

The Company does not engage in trading market risk sensitive instruments and does not purchase hedging instruments or "other than trading" instruments that are likely to expose the Company to market risk, whether interest rate, foreign currency exchange, commodity price or equity price risk. The Company has not entered into forward or future contracts, purchased options or entered into swaps. The Company has no bank borrowing facility that could subject it to the risk of interest rate fluctuations.

ITEM 7: FINANCIAL STATEMENTS

Reference is made to pages F-1 through F-20 comprising a portion of this Annual Report on Form 10-KSB.

ITEM 8: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A: CONTROLS AND PROCEDURES

Management of the Company carried out an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures as of June 30, 2003. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by it in reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission.

There has not been any change in the Company's internal control over financial reporting in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act that occurred during the quarter ended June 30, 2003 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 9: DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

The Company's executive officers and directors are as follows:

Name	Age	Positions and Offices
Edward F. Spink	49	Chairman of the Board
Patrick J. Forde	70	President, Secretary/Treasurer and Director
Richard H. Hurd	66	Director
Dr. Donald R. Spink, Sr.	80	Director
Johnathan R. Lagarenne	43	Director
Frederick G. Berlet	75	Director
James R. Thompson	53	Director
Egbert Q. van Everdingen	42	Executive VP
Robert A. Allan	61	VP Engineering
Ronald A. Berube	56	VP Marketing & Sales – Gas Conditioning and Nozzle Systems
David J. Hobson	55	VP Finance and Administration

Edward F. Spink has served as President of the Company from August 27, 1997, the date upon which Turbotak Technologies and Sonic Environmental Systems were consolidated to form the Company (the "consolidation date"), until June 15, 1999. On June 15, 1999, the Board of Directors elected him Chairman of the Board and Chief Executive Officer. Prior thereto and from 1995, he was President and a director of Turbotak. Mr. Spink was Vice President - Operations of Turbotak from 1989 to 1995.

Patrick J. Forde has been Secretary/Treasurer of the Company since the consolidation date. He was elected President of the Company on June 15, 1999. Prior thereto and from 1986 he was a director of Turbotak. Mr. Forde has served as Vice President - Corporate Planning for Turbotak since 1996. He was Chairman and Chief Executive Officer of Borg Textile Corporation, which manufactures and sells deep-pile fabric to garment producers, from 1982 to 1995. He is president and owner of Glencree Investments, Inc., and serves on the board of several other private companies.

Richard H. Hurd served as President of the Company from August 1993 to August 1997 and Treasurer of the Company from April 1994 to August 1997. He has been a director of the Company since February 1993. Mr. Hurd has been President and sole owner of RHB Capital Company Inc., a financial consulting company since 1987 and is Co-Managing Director of Genuine Article Publishing Group, LLC, a publisher of children's books. He also acts as a Special Assistant to the Treasurer of the State of New Jersey.

Dr. Donald R. Spink, Sr. had served as Chairman of the Company since the consolidation date until June 15, 1999. He remains as a director and has agreed to provide the Company with technical advice. Prior thereto and from 1976 he was Chairman of Turbotak.

Jonathan R. Lagarenne was elected to the Board of Directors at the July 30, 2001 meeting. He is presently Chief Executive Officer of Hamon Corporation, which provides engineering, manufacturing and contracting of cooling systems, process heat exchangers, chimneys, air pollution control, and heat recovery equipment for power and energy-intensive industries, and previously held the position of Chief Operating Officer and General Counsel there from July 1998 to May 2000. He held the position of Vice President of Research-Cottrell from 1995 to July 1998.

Frederick G. Berlet has served as President of S.W.O. Management Consultants since 1967. Between 1960 and 1994 he also held several positions with Fleck Manufacturing Inc., a major auto parts manufacturing company, including its Deputy Chairman, President and Chief Executive Officer. He is a Certified Management Accountant (CMA) and has served on numerous boards of directors of private and public companies. He is currently a director of Timberland Ltd., a specialty hoist and winch manufacturing company. He is also involved with several charitable organizations. Since 1997 he has been an advisor to our Board, and was elected to our board December 10, 2002.

James R. Thompson is the founder and, since 1992, the Chief Executive Officer of TAII, now Talo Analytic International, Inc., a consulting company specializing in business and technical issues related to the forest products, basic steel, chemical and other heavy industries. In addition to being consulted by the U.S. Senate Anti-trust Committee concerning mergers in the forest products industry, he has served as an expert witness in multi-million dollar disputes. Since 2001 he has been an advisor to our Board. He has also been an advisory board member and the paper industry business issues editor of Solutions Magazine, since 2000. Mr. Thompson filed for personal bankruptcy in May 2001, as the result of liabilities incurred while convalescing from a medical condition. He was elected to our board December 10, 2002.

Egbert Q. van Everdingen has served as VP Marketing & Sales, Air Pollution Control Systems of the Company since the consolidation date. Prior thereto and from 1986, he served as project engineer and in various sales and marketing positions with Turbotak. Effective August 5, 2003, he was appointed Executive VP, with responsibility for all sales, design and project engineering.

Robert A. Allan has served as VP Engineering of the Company since the consolidation date, and joined Turbotak as Manager of Engineering in 1990. Prior thereto and from 1979, he was a Manager of Engineering with Joy Technologies Canada, an air pollution control company. Prior to 1979 and from 1972, he was a technical advisor with Flakt Canada, specifically on pollution control processes. He also held various senior project management engineering positions in Quebec and Sweden with AB Svenska Flaktfabriken. He is a professional engineer and holds a Master's degree in Mechanical Engineering from the University of Waterloo.

Ronald A. Berube has served as VP Marketing & Sales, Gas Conditioning and Nozzle Systems of the Company since the consolidation date. Prior thereto and from 1993, he held the same position with Turbotak. Mr. Berube had an extensive background in marketing and sales prior to joining Turbotak. He holds a Bachelor of Science in Chemical Engineering from the University of Waterloo.

David J. Hobson has served as VP Finance and Administration of the Company since the consolidation date. Prior thereto and from 1996, he held the position of Controller with Turbotak. Mr. Hobson has over twenty years of finance and accounting, human resources management and project management experience in the capital equipment sector, most of it gained in the air pollution control field with a division of Joy Technologies Canada.

Seán J. McNamara had been an advisor to our Board since 1997, and was elected to our board December 10, 2002. It is with regret that we announce his passing on August 22, 2003.

Edward Spink is the son of Dr. Donald Spink, Sr.

The Company has agreed to cause the election of one director designated by Hamon Research-Cottrell, so long as Hamon Research-Cottrell continues to own at least 5% of the Company's outstanding common stock. In accordance with this agreement, Jonathan R. Lagarenne has been designated by Hamon Research-Cottrell as its representative on the Company's board of directors.

All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Executive officers are elected annually by the Board of Directors to hold office until the first meeting of the Board following the next annual meeting of stockholders or until their successors are chosen and qualified.

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors, and persons who own more than 10% of the Company's Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than 10% stockholders are required by the SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no such forms were required for those persons, the Company believes that during the fiscal year ended June 30, 2003, all filing requirements applicable to its officers, directors and greater than 10% beneficial owners were complied with, except James R. Thompson failed to file on a timely basis one Form 4 reflecting one transaction.

ITEM 10: EXECUTIVE COMPENSATION

Summary Compensation

Set forth below is the aggregate compensation for services rendered in all capacities to the Company during its fiscal years ended June 30, 2003, 2002 and 2001 to its chief executive officer. No other officer received compensation exceeding $100,000 during its fiscal year ended June 30, 2003 (the "Named Officer"):

		Annual Compensation			Long-term Compensation Awards
Name and Principal Position	Year Ended June 30	Salary (1)	Bonus (1)	Other Annual Compensation (2)	Shares Underlying Number of Options and Warrants
Edward F. Spink, CEO	2003	$115,000	--	$13,603 (3)	10,000
	2002	$ 63,752	--	$10,671	10,000
	2001	$ 65,821	--	$36,509	10,000

(1) Effective July 1, 2002, Mr. Spink's compensation was revised to $115,400 of salary, together with a $20,000 bonus to be based upon meeting the earnings before tax target in the Company's 2003 business plan. The bonus will be adjusted downward pro rata based upon the actual earnings before tax to the plan. Should the plan be exceeded, Mr. Spink will receive 10% of the earnings before tax so generated. For the fiscal year ended June 30, 2003, Mr. Spink was not entitled to any bonus payment due to the performance of the Company over that period.

(2) Effective July 1, 1999, Mr. Spink's compensation was revised to include a sales commission on Scrubber System sales rather than the previous discretionary bonus.

(3) Represents commission on orders received prior to fiscal 2003.

Option Grants in Fiscal 2003

	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees	Exercise Price	Expiration Date
Edward F. Spink	10,000	100%	0.4500	June 30, 2007

Aggregate Option and Warrant Exercises in Last Fiscal Year and Fiscal Year End Option Values

	Number of Shares Acquired On Exercise	Value Received	Number of Securities Underlying Unexercised Options or Warrants at Fiscal Year End		Value of Unexercised In-The-Money Options or Warrants at Fiscal Year End (1)	
			Exercisable	*Unexercisable*	*Exercisable*	*Unexercisable*
Edward F. Spink	0	$0.00	36,000	44,000	$0.00	$0.00

(1) *The per share exercise price of each of the unexercised options or warrants exceed $0.26, the fair market value of the Company's common stock on June 30, 2003.*

Employment Agreements

None of the Company's current executive officers are employed pursuant to an employment agreement with the Company.

ITEM 11: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 2003 the shares of the Company's Common Stock beneficially owned by each person who, to the knowledge of the Company, is the holder of 5% or more of the Common Stock of the Company, by each director of the Company, by the Named Officer and by all of the executive officers and directors of the Company as a group.

Name and Address of Beneficial Owner or Identity or Group	Number of Shares Beneficially Owned (1) (2)		Approximate Percentage of Class
Dr. Donald R. Spink, Sr. *	3,306432	(3) (6) (7) (8) (10)	28.5%
Edward F. Spink *	483,838	(8) (9) (10)	4.2%
Patrick J. Forde *	884,158	(4) (6) (7) (8) (10)	7.6%
Richard H. Hurd **	131,938	(5) (8) (10)	1.1%
Jonathan R. Lagarenne ***	0		0.0%
Frederick G. Berlet *	361,010	(6) (7) (8) (10)	3.1%
Seán J. McNamara *	67,803	(8) (10)	0.6%
James R. Thompson *	2,000		0.0%
Hamon Research-Cottrell, Inc. *	950,000		8.2%
Bard Associates, Inc. ****	840,600	(14)	7.2%
All Executive Officers and Directors as a group (13 persons). *	5,876,854	(2) – (13)	50.6%

* *c/o TurboSonic Technologies, Inc. 550 Parkside Drive, Suite A-14, Waterloo, Ontario, N2L 5V4, Canada*

** *c/o TurboSonic Technologies, Inc. 11 Melanie Lane, Unit 21, East Hanover, NJ 07936*

*** *c/o Hamon Corporation, 58-72 East Main Street, Somerville, NJ 08876*

**** *Bard Associates, Inc., 135 South Lasalle St., Suite 2320, Chicago, IL 60603*

(1) *Unless otherwise indicated, all persons named below have sole voting and investment power over listed shares.*

(2) *Includes shares of TurboSonic Canada Inc., a wholly owned subsidiary of the Company, which by their terms are convertible at any time into a like number of shares of Common Stock of the Company ("TurboSonic Canada Shares")*

(3) *Includes 2,762,687 TurboSonic Canada Shares owned by Canadian numbered corporation, over which shares Dr. Spink exercises voting control.*

(4) *Includes 507,642 TurboSonic Canada Shares owned by the Patrick and Joan Forde Family Trust*

(5) *Includes 1,195 shares owned by Mr. Hurd's spouse, as to which Mr. Hurd disclaims any beneficial ownership.*

(6) *Includes warrants for each of Dr. Donald Spink and Mr. Patrick Forde to purchase 100,000 common shares at a current exercise price of $0.75 through October 21, 2003 and January 1, 2004, respectively, and at $1.00 thereafter through October 21, 2004 and January 1, 2005, respectively (see Note 9 to the Consolidated Financial Statements).*

(7) *Includes warrants for each of Dr. Donald Spink and Mr. Patrick Forde to purchase 100,000 common shares at a current exercise price of $0.5625 through October 31, 2003 and January 1, 2004, respectively (see Note 9 to the Consolidated Financial Statements).*

(8) *Includes 10,000 shares issuable upon exercise of an option expiring in October 15, 2005 at an exercise price of $0.40, which option was granted to directors pursuant to the 2000 Stock Option Plan.*

(9) *Includes 16,000 shares issuable upon exercise of an option expiring in October 15, 2006 at an exercise price of $0.40, which option was granted to employees pursuant to the 2000 Stock Option Plan.*

(10) *Includes 10,000 shares issuable upon exercise of an option expiring in October 15, 2006 at an exercise price of $0.5625, which option was granted to directors pursuant to the 2000 Stock Option Plan*

(11) *Includes 48,000 shares issuable upon exercise of an option expiring in October 15, 2006 at an exercise price of $0.40, which option was granted to employees pursuant to the 2000 Stock Option Plan.*

(12) *Includes 93,067 shares owned by an executive officer's spouse, as to which the executive officer disclaims any beneficial ownership.*

(13) *Includes 12,000 shares owned by Mr. Forde's spouse, to which Mr. Forde disclaims any beneficial ownership.*

(14) *As identified in a Schedule 13-G filing made on February 5, 2003, which indicated that Bard Associates, Inc. had sole power to dispose or direct the disposition of 840,600 common shares, and the sole power to direct the vote of 515,600 common shares;*

Securities Authorized for Issuance Under Equity Compensation Plans:

Plan Category	**Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted Average – Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance**
Equity compensation plans approved by security holders (1)	—	—	500,000
Equity compensation plans not approved by security holders			
◆ Options (2)	742,250	$0.462	500
◆ Warrants	800,000	$0.657	—
Total	**1,542,250**	**$0.563**	**500,500**

(1) *2003 Stock Plan.*

(2) *2003 Stock Plan.*

The Company instituted the 2000 Stock Plan [the "2000 Plan"] with the express purpose of encouraging key employees of the Company, as well as other individuals who render services to the Company, by providing opportunities to participate in the ownership of the Company. The 2000 Plan provides for the grant of options as non-qualified options, awards of capital stock in the Company and opportunities to make direct purchases of capital stock in the Company. Collectively, these are referred to as stock rights.

The 2000 Plan, adopted by the Company on February 9, 2000, is administered by the Board of Directors, which determines to whom such stock rights may be granted, at which times the stock rights shall be granted and the time or times when each option shall become exercisable and the duration of the exercise period. The exercise price per each non-qualified option granted under the 2000 Plan shall be not less than the fair market value per share of common stock on the date of such grant. The stock, subject to stock rights, shall be authorized but unissued shares of common stock of the Company or shares of common stock reacquired by the Company in any manner. The aggregate number of shares that may be issued, pursuant to the 2000 Plan, is 750,000.

In July and December 2001, eight Company directors and advisers were granted options pursuant to the 2000 Plan to purchase 10,000 common shares each at an exercise price of $0.80. The options expire five years from the grant date, and vest July 30, 2006.

In June 2002, eight Company directors and advisers were granted options pursuant to the 2000 Plan to purchase 10,000 common shares each at an exercise price of $0.45. The options expire five years from the grant date, and vest June 30, 2005.

In 1998, as an inducement to advance loans by two directors, and two shareholders, the lenders were granted detachable warrants to purchase an aggregate of 400,000 common shares of the Company on terms that were subsequently modified as disclosed below.

On July 10, 2000, officers, directors and shareholders agreed to extend the maturity dates of their respective loans by an additional year. As an inducement to extend the maturity dates of the loans, the Company modified the exercise price of the detachable stock purchase warrants as follows: for three years after the initial date of the respective loan at a price of $0.50 per share, for a period of two years following the initial three year period at a price of $0.75 per share and for an additional period of one year at a price of $1.00. Additionally, warrants to acquire another 400,000 common shares were granted in aggregate to the lenders, at a price of $0.5625 per share, commencing on the first day of the extension of their loan for a period of two years. The expiry of both sets of warrants is now stated to be the earlier of the specified expiry date or after the date that the common shares in the Company stock have closed at a trading price above $1.50 for 30 consecutive trading days.

During the year ended June 30, 2002, all of the shareholder loans were repaid in full on or prior to the due date [see note 9 to the Consolidated Financial Statements].

ITEM 12: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

PART IV

ITEM 13: EXHIBITS AND REPORTS ON FORM 8-K

a) Exhibits

The following exhibits, which are numbered in accordance with Item 601 of Regulation S-B, are filed herewith or, as noted, incorporated by reference herein:

Exhibit Number	Exhibit Description
3.1	Certificate of Incorporation of the Company (1)
3.2	Certificate of Amendment of Certificate of Incorporation of the Company (2)
3.3	Certificate of Correction of Certificate of Amendment of the Company (3)
3.4	Certificate of Designation, Number, Powers, Preferences and Relative, Participating, Optional, and other Special Rights and the Qualifications, Limitations, Restrictions, and other distinguishing characteristics of Special Voting Preferred Stock (2).
3.5	By-laws, as amended, of the Company (2)
4.1	Form of certificate evidencing share of common stock (2)
10.1 *	2000 Stock Plan (4)
10.2 *	2003 Stock Plan (5)
21.1	Subsidiaries of the Company
23.1	Consent of Ernst & Young LLP
31.1	Rule 13a-14(a)/15d-14(a) Certifications
32.1	Section 1350 Certifications

* *Compensatory Plan.*

(1) *Filed on April 9, 1993, as an exhibit to the Company's Registration Statement on Form S-1 (File Number 33-60856) and incorporated herein by reference.*

(2) *Filed on November 18, 1997 as an exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ended April 30, 1996 and incorporated herein by reference.*

(3) *Filed on September 30, 2002 as an exhibit to the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2002 and incorporated herein by reference.*

(4) *Filed on March 19, 2001 as an exhibit to the Company's Registration Statement on Form S-8 (File Number 333-57248) and incorporated herein by reference.*

(5) *Filed on November 12, 2002 as an exhibit to the Company's proxy statement for the 2002 annual meeting.*

b) Reports on Form 8-K

During the quarter ended June 30, 2003, the Company filed or furnished the following current reports on Form 8-K with the Securities and Exchange Commission:

Current report on Form 8-K, dated May 12, 2003, was furnished on May 13, 2003. The item reported was:

- Item 9 – Regulation FD Disclosure, which furnished the Section 906 certification that accompanied the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2003.

Current report on Form 8-K, dated May 13, 2003, was furnished on May 13, 2003. The items reported were:

- Item 7 – Financial Statements and Exhibits, which identified the exhibit furnished with the Form 8-K; and
- Item 9 – Regulation FD Disclosure, which reported the issuance of a press release announcing the Company's financial results for the quarter ended March 31, 2003.

INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders of
TurboSonic Technologies, Inc.

We have audited the accompanying consolidated balance sheets of **TurboSonic Technologies, Inc. and Subsidiaries** as of June 30, 2003 and 2002 and the related consolidated statements of loss and comprehensive loss, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TurboSonic Technologies, Inc. and subsidiaries as of June 30, 2003 and 2002, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with United States generally accepted accounting principles.

Kitchener, Canada,
September 5, 2003.

/s/ Ernst & Young LLP
Ernst & Young LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at June 30 [expressed in United States dollars]

	2003 $	2002 $
ASSETS		
Current		
Cash and cash equivalents	**1,183,885**	840,665
Accounts receivable *[notes 4 and 12]*	**760,619**	1,202,300
Income taxes receivable	**—**	14,571
Inventories *[note 5]*	**57,198**	79,336
Deferred contract costs and unbilled revenue *[note 6]*	**64,524**	75,262
Other current assets	**47,206**	40,959
Total Current Assets	**2,113,432**	2,253,093
Capital assets, less accumulated amortization *[note 7]*	**95,593**	125,949
Goodwill, less accumulated amortization *[note 8]*	**398,897**	797,794
Other assets	**19,409**	20,779
	513,899	944,522
Total Assets	**2,627,331**	3,197,615

	2003 $	2002 $
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable	**293,053**	252,727
Accrued charges *[note 10]*	**339,198**	228,975
Obligations under capital leases, current portion *[note 11]*	**9,955**	24,193
Unearned revenue and contract advances *[note 6]*	**221,262**	444,821
Income taxes payable	**19,366**	—
Total Current Liabilities	**882,834**	950,716
Obligations under capital leases, long-term portion *[note 11]*	**5,432**	18,080
	888,266	968,796
Commitments and contingencies *[note 12]*		
Shareholders' Equity *[note 13]*		
Share capital		
Authorized		
21,800,000 Common shares, par value $0.10 per share		
8,200,000 Class B exchangeable shares, par value $0.10 per share		
1,500 Preferred shares, no par value		
Issued		
6,055,885 Common shares [2002 – 5,895,609]		
4,451,365 Class B exchangeable shares [2002 – 4,611,641]	**2,349,821**	2,349,821
Additional paid-in capital	**2,016,046**	2,008,288
	4,365,867	4,358,109
Accumulated other comprehensive income (loss)	**108,654**	(77,529)
(Deficit)	**(2,735,456)**	(2,051,761)
Total Shareholders' Equity	**1,739,065**	2,228,819
Total Liabilities and Shareholders' Equity	**2,627,331**	3,197,615

See accompanying notes

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

Year ended June 30 [expressed in United States dollars]

	2003 $	2002 $
CONTRACT REVENUE AND SALES	**6,099,741**	4,581,893
Contract costs and cost of sales	**4,558,928**	3,397,128
Gross Margin	**1,540,813**	1,184,765
EXPENSES		
Selling, general and administrative	**1,791,623**	1,476,902
Research and development *[note 15]*	**20,089**	2,089
Stock-based compensation expense *[note 13]*	**7,758**	6,505
Goodwill impairment loss *[note 8]*	**398,897**	—
	2,218,367	1,485,496
(Loss) from operations	**(677,554)**	(300,731)
Interest income	**9,502**	20,311
Interest (expense)	**(15,030)**	(21,733)
Debt modification expense *[note 9]*	—	(33,028)
(Loss) before provision for (recovery of) income taxes	**(683,082)**	(335,181)
Provision for (recovery of) income taxes *[note 14]*	**613**	(15,349)
Net (Loss)	**(683,695)**	(319,832)
Other comprehensive income (loss):		
Foreign currency translation adjustment	**186,183**	(39,203)
Comprehensive (Loss)	**(497,512)**	(359,035)
Basic (Loss) per Share *[note 16]*	**($0.07)**	($0.03)
Diluted (Loss) per Share *[note 16]*	**($0.07)**	($0.03)
Basic weighted average shares *[note 16]*	**10,507,250**	10,384,613
Diluted weighted average shares *[note 16]*	**10,507,250**	10,384,613

See accompanying notes

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY

Year ended June 30 [expressed in United States dollars]

	Exchangeable and Common Stock		**Additional Paid-in Capital**	**Accumulated Deficit**	**Accumulated Other Comprehensive Income (Loss)**	**Total Shareholder's Equity**
	Shares #	**Amount** $	$	$	$	$
Balance – June 30, 2001	10,000,000	2,299,096	1,549,624	(1,731,929)	(38,326)	2,078,465
Net (Loss)	—	—	—	(319,832)	—	(319,832)
Stock-based Compensation *[note 13]*	—	—	6,505	—	—	6,505
Translation adjustment	—	—	—	—	(39,203)	(39,203)
Sales of Shares *[note 13]*	500,000	50,000	450,000	—	—	500,000
Exercise of Options *[note 13]*						
Balance – June 30, 2002	10,507,250	2,349,821	2,008,288	(2,051,761)	(77,529)	2,228,819
Net (Loss)	—	—	—	**(683,695)**	—	**(683,695)**
Stock-based Compensation *[note 13]*	—	—	**7,758**	—	—	**7,758**
Translation Adjustment	—	—	—	—	**186,183**	**186,183**
Balance – June 30, 2003	**10,507,250**	**2,349,821**	**2,016,046**	**(2735,456)**	**108,654**	**1,739,065**

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended June 30 [expressed in United States dollars]

	2003 $	2002 $
OPERATING ACTIVITIES		
Net (loss)	**(683, 695)**	(319,832)
Add charge to operations not requiring a current cash payment:		
Stock-based compensation expense *[note 13]*	**7,758**	6,505
Debt modification expense *[note 9]*	—	33,028
Depreciation and amortization	**76,792**	49,615
Goodwill impairment loss *[note 8]*	**398,897**	—
	(200,248)	(230,684)
Changes in non-cash working capital balances related to operations *[note 17]*	**444,298**	(801,091)
Cash Provided by (Applied to) Operating Activities	**244,050**	(1,031,775)
INVESTING ACTIVITIES		
Purchase of capital assets	**(33,676)**	(55,336)
Cash (Applied to) Investing Activities	**(33,676)**	(55,336)
FINANCING ACTIVITIES		
(Repayment) of capital leases	**(28,825)**	(12,424)
Proceeds from issuance of common shares *[note 13]*	—	502,884
(Repayment) of shareholder loans *[note 9]*	—	(253,205)
Cash (Applied to) Provided by Financing Activities	**(28,825)**	237,255
Effect of exchange rate changes on cash	**161,671**	(88,083)
Net Cash Provided (Applied) During Year	**343,220**	(937,939)
Cash and cash equivalents, beginning of year	**840,665**	1,778,604
Cash and Cash Equivalents, End of Year	**1,183,885**	840,665
Cash Paid for:		
Interest	**15,073**	20,687
Income taxes	**300**	78,110

See accompanying notes

June 30, 2003 [expressed in United States dollars]

1. ORGANIZATION AND BUSINESS DESCRIPTION

TurboSonic Technologies, Inc. and its subsidiaries [collectively the "Company"], designs and markets integrated pollution control and industrial gas cooling/conditioning systems including liquid atomization technology and dust suppression systems to ameliorate or abate industrial environmental problems.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles and are within the framework of the significant accounting policies summarized below:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation.

Inventories

Raw materials are valued at the lower of cost, on a first-in, first-out basis, and replacement cost.

Finished goods are valued at the lower of cost, on a first-in, first-out basis, and net realizable value. Net realizable value is defined as selling price less estimated selling costs

Goodwill

Under Statement of Financial Accounting Standard ["SFAS"] No.142, goodwill is no longer amortized but is subject to an annual impairment review [or more frequently if deemed appropriate]. Since the adoption of SFAS No. 142 as at July 1, 2001, the Company has completed the transitional impairment test as at July 1, 2001 and annual impairment tests as at April 1, 2002 and 2003, to identify if there is any impairment to the goodwill using a fair value methodology by reporting unit [note 8].

Capital Assets

Capital assets and leasehold improvements are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets as follows:

Office equipment	2 – 5 years
Other equipment	5 – 10 years
Leasehold improvements lease term	[5 – 6 years]

Revenues and Long-term Contracts

The Company derives revenue from long-term contracts which require performance [i.e., design, construction and performance testing] over a time span which may extend one or more accounting periods. Generally, the percentage-of-completion method is used to account for long-term contracts. For contracts involving significant uncertainty, such as the use of new technology, the completed contract method is used. Other revenues are recorded when products are shipped to the customer or services are performed.

The percentage-of-completion is determined by best available engineering estimates. When the current estimated costs to complete indicate a loss, such losses are recognized immediately for accounting purposes.

Contract revenues recorded under the percentage-of-completion method in excess of amounts billed are classified as deferred contract costs and unbilled revenue. Amounts billed in excess of revenue earned and work-in-process balances are classified as unearned revenue and contract advances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with a maturity of three months or less when purchased, to be cash equivalents.

Government Grants

Government grants are recorded when qualifying expenditures are incurred or the specific terms of grant contracts are fulfilled. Grants received in advance of the incurrence of qualifying expenditures are recorded as deferred grant revenue. Grants received to finance specific expenses are included in the statement of loss as a reduction of these expenses. Grants received to finance capital expenditures are applied to reduce the cost of the related capital assets.

Investment Tax Credits

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the statement of operations as a reduction of expenses. Tax credits earned with respect to capital expenditures are applied to reduce the cost of the related capital assets.

Research and Development Expenditures

Research and development costs [other than capital expenditures] are expensed as incurred. Expenditures are reduced by any related investment tax credits and government grants.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, *Accounting for Income Taxes* ["SFAS 109"]. SFAS 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance against the deferred tax assets is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

Advertising Costs

All costs associated with advertising and promoting products are expensed as incurred. Advertising and promotion expense was $36,383 in 2003 [$33,713 in 2002].

Stock-based Compensation

Financial Accounting Standards Board ["FASB"] SFAS No. 123, *Accounting for Stock-Based Compensation*, provides an alternative to APB Opinion No. 25. The Company follows APB Opinion No. 25, *Accounting for Stock Issued to Employees*, in accounting for stock-based compensation issued to employees. For companies that continue to account for stock-based compensation arrangements under Opinion No. 25, Statement No. 123 requires disclosure of the pro forma effect on net income and earnings per share of its fair value based accounting for those arrangements. The Company has determined the fair value of the options and warrants at their date of grant using a Black-Scholes option pricing model.

Warranty

The Company carries a reserve based upon historical warranty claims experience. Additionally, warranty accruals are established on the basis of anticipated future expenditures as specific warranty obligations are identified, and are expensed to cost of sales. Expenditures exceeding such accruals are expensed direct to cost of sales.

Loss per Share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. In computing the loss per share, the TurboSonic Canada Inc. Class B exchangeable shares, disclosed in *note 13,* are considered outstanding common shares of TurboSonic Technologies, Inc. Diluted loss per share reflects the per share amount under the treasury stock method that would have resulted if dilutive potential common stock had been converted to common stock, as prescribed by SFAS 128.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Foreign Currency Translation

The Company maintains its accounts in Canadian dollars for Canadian-based subsidiaries, their functional currency, and in United States dollars for the legal parent company. The consolidated financial statements have been translated into United States dollars in accordance with SFAS No. 52, *Foreign Currency Translation.* All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of comprehensive income.

Use of Estimates

The preparation of the consolidated financial statements, in accordance with United States generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the period. Actual results could differ from those estimates.

Impact of Recently Issued Accounting Standards

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The adoption of SFAS 143 for fiscal 2003 has not had a significant impact on these financial statements.

Accounting for Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 established a single model for the impairment of long-lived assets, broadens the presentation of discontinued operations to include more disposal transactions, and states that discontinued operations losses will be measured and recognized when realized. SFAS 144 was adopted for fiscal 2002. The adoption of SFAS 144 has not had a significant impact on these financial statements.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 nullifies Emerging Issues Task Force [EITF] Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity [Include Certain Costs Incurred in a Restructuring]" in its entirety and addresses the significant issues relating to recognition, measurement, and reporting costs associated with an exit or disposal activity, including restructuring activities. Pursuant to SFAS 146, a liability is recorded on the date on which the obligation is incurred and should be initially measured at fair value. Under EITF Issue No. 94-3, a liability for such costs is recognized as of the date of an entity's commitment to an exit plan as well as its measurement and reporting. SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 has not had a significant impact on these financial statements.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued FASB Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others". This guarantee significantly changes current practice in the accounting for, and disclosure of guarantees. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

Accounting for Stock-Based Compensation – Transition and Disclosure

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure". SFAS 148 is effective for 2003, and increases the disclosure requirements for stock-based compensation plans. The impact of implementation of SFAS 148 in 2003 was to increase the Company's pro forma stock compensation disclosure [note 13].

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Impact of Recently Issued Accounting Standards (cont'd)

Consolidation of Variable Interest Entities

In January of 2003, the FASB issued Interpretation No. 46 ["FIN 46"], "Consolidation of Variable Interest Entities." FIN 46 requires investors with a majority of the variable interests in a variable interest entity ["VIE"] to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures about their involvement with entities that qualify as a VIE. A VIE is an entity in which the equity investors do not have a controlling interest or in which the equity at risk is insufficient to finance the entity's activities without receiving subordinated financial support from other parties. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

Accounting for Derivative Instruments and Hedging

In May 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". The statement clarifies and amends accounting for derivative instruments including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not expect that adoption of this standard will have a material impact on its consolidated financial statements.

Accounting for Certain Financial Instruments with Characteristics of Both Assets and Liabilities

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Assets and Liabilities". SFAS 150 addresses the accounting for these types of freestanding financial instruments: mandatory redeemable shares, put options and forward purchase contracts, and instruments that are liabilities under this Statement that can be settled for shares. This standard is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective after June 15, 2003. The adoption of this interpretation did not have a material impact on the consolidated financial statements.

3. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, income taxes receivable, income taxes payable, accounts payable, accrued charges and obligations under capital leases approximate fair value based on the short-term maturity of these instruments.

Credit Risk

Trade accounts receivable potentially subject the Company to credit risk. Sales are made to end users of all sizes located primarily in North America. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

As at June 30, 2003, the Company had three customers that comprised 35% of the total trade receivable balance and had three customers that comprised 69% of the total trade receivable balance at June 30, 2002.

The Company's cash balances are maintained in one United States chartered bank, which is an AA rated financial institution. The Company's cash balances for the Canadian-based subsidiaries are maintained in two Canadian chartered banks, which are AA rated financial institutions.

4. ACCOUNTS RECEIVABLE

	2003 $	2002 $
Trade accounts receivable	**798,600**	1,238,682
Other receivables	**11,202**	7,975
Allowance for doubtful accounts	**(49,183)**	(44,357)
	760,619	1,202,300

Bad debt expense was $0 in 2003 and $5,124 in 2002.

5. INVENTORIES

	2003 $	2002 $
Finished goods	**66,021**	179,303
Reserve for obsolescence	**(8,823)**	(99,967)
	57,198	79,336

6. COST AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

	2003 $	2002 $
Costs incurred on uncompleted contracts	**3,097,549**	11,455,713
Estimated earnings	**746,105**	580,738
	3,843,654	12,036,451
Less billings to date	**4,000,392**	(12,406,010)
	(156,738)	(369,559)

Included in the accompanying balance sheets under the following captions:.

	2003 $	2002 $
Deferred contract costs and unbilled revenue	**64,524**	75,262
Unearned revenue and contract advances	**(221,262)**	(444,821)
	(156,738)	(369,559)

As the result of the financial difficulties experienced by one of the Company's subcontractors that became known subsequent to June 30, 2001, the estimated completion costs for a project were revised upward by $177,000 in the fiscal 2001 financial statements. In the second quarter of the year ended June 30, 2002, the estimated completion costs were increased by a further $140,000 to a total of $317,000. Substantially all of the estimated completion costs were incurred by June 30, 2002, and no further increases were deemed necessary. Recovery, in whole or part, of these increased costs may be possible through the liquidation of the assets of the subcontractor, although, due to the uncertainty, no recovery has been recorded. The liquidation process was not complete at June 30, 2003.

7. CAPITAL ASSETS

2003	Cost $	Accumulated Depreciation $	Net Book Value $
Office equipment	552,600	507,698	44,902
Other equipment	412,486	367,336	45,150
Leasehold improvements	31,370	25,829	5,541
	996,456	900,863	95,593

2002	Cost $	Accumulated Depreciation $	Net Book Value $
Office equipment	488,857	421,587	67,270
Other equipment	392,655	337,467	55,188
Leasehold improvements	23,174	19,683	3,491
	904,686	778,737	125,949

Total depreciation incurred by the Company during fiscal 2003 was $76,792 [2002 - $49,615].

The total depreciation, included in the above amounts, for assets under capital leases during fiscal 2003 was $28,885 [2002 – $31,733].

The purchase of certain capital assets was made through the use of capital leases. Capital assets under capital leases at June 30 are as follows:

2003	Cost $	Accumulated Depreciation $	Net Book Value $
	97,719	87,764	9,955

2002	Cost $	Accumulated Depreciation $	Net Book Value $
	86,846	53,584	33,262

8. GOODWILL

The changes in the carrying amount of goodwill are as follows:

	Scrubber Systems $	Nozzle Systems $	Total $
Balance as of June 30, 2001 and June 30, 2002	398,897	398,897	797,794
Impairment of loss recognized in operating income	**(398,897)**	—	**(398,897)**
Balance as of June 30, 2003	—	**398,897**	**398,897**

The Company completed its goodwill impairment testing as at April 1, 2003, as required by SFAS No. 142. The Company has two reportable business segments - nozzle systems and scrubber systems. Due to deferred demand in the capital good markets relative to the status of environmental regulatory changes, the scrubber systems business segment has experienced depressed revenue levels and losses from operations. These conditions have created uncertainty regarding the forecasted future cash flows required to support the goodwill associated with the scrubber business segment under the rules of SFAS No. 142. Accordingly, the Company has concluded that the $398,897 of goodwill associated with this business segment should be expensed in the period ended June 30, 2003. The Company has concluded that there has not been an impairment associated with the nozzle systems segment.

9. LOANS FROM SHAREHOLDERS

Certain officers, directors and shareholders of the Company, lent an aggregate of Cdn $400,000 [U.S. $261,510] during the 1999 fiscal year. All of these loans were initially repayable two years from the date of the loan, bearing interest at 10% per annum and were collateralized by a lien upon and security interest in substantially all of the Company's assets. As an inducement to advance these sums and later to extend the maturity date by one year, the lenders were granted detachable warrants to purchase an aggregate of 800,000 common shares.

During the year ended June 30, 2002, all of the shareholder loans were repaid in full on or prior to the due date.

10. WARRANTY

As part of the normal sale of scrubber and nozzle systems, the Company has provided its customers with product warranties. The warranties generally extend for twelve months form the date of start-up or eighteen months after shipment to the customer. The following summarizes the accrual of product warranties that is recorded as part of other accrued liabilities in the accompanying consolidated balance sheet as at June 30, 2003:

	2003 $	2002 $
Beginning balance	**58,385**	58,565
Payments made	**(11,503)**	(17,862)
Provisions made	**21,741**	17,682
	68,623	58,385

11. OBLIGATIONS UNDER CAPITAL LEASES

The Company has entered into certain capital leases for automobiles and computer hardware and software, with interest rates ranging from 4.8% to 10%.

The following is a schedule of the future minimum lease payments:

	$
2004	**11,414**
2005	**4,859**
Total minimum lease payments	**16,273**
Less amount representing interest	**886**
	15,387
Less current portion	**9,955**
	5,432

12. COMMITMENTS AND CONTINGENCIES

a) Operating Leases

The Company has entered into operating leases, expiring through 2009, for office equipment and premises. Total minimum annual payments under these leases for the years after June 30, 2003 are as follows:

	$
2004	**83,537**
2005	**54,795**
2006	**48,376**
2007	**47,320**
2008	**47,320**
2009	**4,318**
	285,666

Rental expense for office equipment and premises was $109,200 in 2003 [$124,175 in 2002].

b) Contingencies

General

The Company's standard contractual terms with respect to the sale of its products and systems disclaim any liability for consequential or indirect losses or damages stemming from any failure of the Company's products or systems or any component thereof. The Company customarily seeks contractual indemnification from its subcontractors for any loss, damage or claim arising from the subcontractor's failure of performance, negligence or malfeasance. It is possible, however, that a customer's inability to comply with applicable pollution control laws, or regulations stemming from the failure or non-performance of the Company's products or systems, may subject the Company to liability for any fines imposed upon such customer by governmental regulatory authorities, or for damages asserted to have been incurred by any third party adversely affected thereby.

Account Receivable

A dispute existed with a customer as to whether a Wet Electrostatic Precipitation System met the performance specified in the contract relating to a fiscal 2001 installation. The customer refused to pay $400,000, which TurboSonic asserted was due under the terms of the contract. In addition, the customer submitted backcharges to the Company in an amount that approximated the outstanding balance.

In the fourth quarter of fiscal 2003, a settlement was reached in which the entire holdback was released to the Company, compensation was received for its time and expenses incurred while providing assistance to the customer, and a letter was received which confirmed that all of the Company's obligations under the contract had been fulfilled.

13. SHAREHOLDERS' EQUITY

Common and Class B Exchangeable Shares

The Company has total authorized share capital of 30,000,000 shares. In connection with the consolidation of the Company with Turbotak Technologies Inc., on August 27, 1997, the shareholders of Turbotak Technologies Inc. exchanged their shares for the Class B exchangeable shares of a wholly owned subsidiary of the Company. These shares are exchangeable, at any time, at the election of the holders of such shares, into an equivalent number of common shares of the Company. The Class B exchangeable shares have voting rights through a trustee. During 2003, 160,276 Class B exchangeable shares were exchanged for common shares of the Company, leaving 4,451,365 Class B exchangeable shares outstanding as of June 30, 2003.

During 2002, the Company entered into an agreement to form a strategic alliance with Hamon Research-Cottrell, Inc. ["Hamon"]. As part of the agreement, Hamon acquired directly from the Company 500,000 shares of TurboSonic common stock, representing an approximate 4.7% equity interest at $1.00 U.S. per share. Certain of TurboSonic's shareholders, including officers and directors, granted options to Hamon to acquire control of TurboSonic from these shareholders at prices ranging from $1.80 to $2.50 per share. These options are exercisable only in the event that Hamon initiates a tender offer for TurboSonic's common stock, and expire August 31, 2003. This agreement also provides for the joint marketing of certain products.

At the end of 2003, a total of 6,055,855 common shares and 4,451,365 Class B exchangeable shares were outstanding.

Stock-based Compensation

The Company instituted the 2000 stock plan [the "2000 Plan"] with the express purpose of encouraging key employees of the Company, as well as other individuals who render services to the Company, by providing opportunities to participate in the ownership of the Company. The Plan provides for the grant of options, awards of capital stock in the Company and opportunities to make direct purchases of capital stock in the Company. Collectively, these are referred to as stock rights.

A stock plan [the "2003 Plan"] was approved at a shareholders vote at the Company's annual meeting held December 10, 2002. The 2003 Plan is essentially on the same basis as the 2000 Plan [collectively the "Plans"].

The Plans are administered by the Board of Directors or a committee established by the Board of Directors. The Board [or committee] shall determine to whom such stock rights may be granted, determine at which times the stock rights shall be granted and determine the time or times when each option shall become exercisable and the duration of the exercise period. The exercise price per each stock option granted under the Plans shall be not less than the fair market value per share of common stock on the date of such grant.

The stocks, subject to stock rights, shall be authorized but unissued shares of common stock of the Company or shares of common stock reacquired by the Company in any manner. The aggregate number of shares that may be issued, pursuant to the Plans, is 750,000 under the 2000 Plan and 500,000 under the 2003 Plan, subject to certain adjustments.

As a result of Board actions and Plan amendments in the 2000 and 2001 fiscal years, certain options which were issued in the prior years are accounted for as "variable plan options" in accordance with FIN 28, Accounting for Stock Appreciation Rights, and other variable stock option or award plans. In 2003, an expense of $7,758 [2002 - $6,505] was recorded in connection with these options.

The Company accounts for all other option grants in accordance with APB Opinion No. 25, *Accounting for Stock Issues to Employees.*

In July and December 2001, eight Company directors and advisers were granted options to purchase 10,000 common shares each at an exercise price of $0.80. The options expire five years from the grant date, and vest on July 30, 2006.

In June 2002, eight Company directors and advisers were each granted options to purchase 10,000 common shares each at an exercise price of $0.45. The options expire five years from the grant date, and vest on June 30, 2005.

13. SHAREHOLDERS' EQUITY (cont'd)

A summary of the option activity since June 30, 2001 is shown below:

	Number of shares to be issued upon exercise of outstanding options #	Weighted average exercise price $	Number of shares available for future issuance excluding options already outstanding #
Balance, June 30, 2001	640,000	0.4178	110,000
Granted during the year	80,000	0.8000	(80,000)
Granted during the year	80,000	0.4500	(80,000)
Exercised during the year	(7,250)	0.4000	—
Forfeited during the year	(50,500)	0.4321	50,500
Balance, June 30, 2002	742,250	0.4616	500
New options authorized	—	—	**500,000**
Balance, June 30, 2003	**742,250**	**0.4616**	**500,500**

The weighted average characteristics of options outstanding at June 30, 2003 are as follows:

Options Outstanding				Options Exercisable	
Exercise Price $	**Weighted Average Exercise Price $**	**Weighted Average Remaining Contractual Life [years]**	**Number Outstanding #**	**Number Exercisable #**	**Weighted Average Exercise Price $**
0.4000	**0.4000**	**3.2**	**522,250**	**243,520**	**0.4000**
0.4500	**0.4500**	**4.0**	**80,000**	—	—
0.5625	**0.5625**	**3.3**	**60,000**	**60,000**	**0.5625**
0.8000	**0.8000**	**2.3**	**80,000**	—	—
	0.4616		**742,250**	**303,520**	**0.4305**

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee, director and adviser stock options under the fair value method of that statement. There were no options granted in 2003. The fair value of options granted in fiscal 2002 was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions; risk-free interest rate of 6.0%, dividend yield of 0.0%, volatility factor of the expected market price of the Company's common stock of 0.968, and a weighted-average expected life of the options of 4.3 years. The average fair value of options granted in fiscal 2002 was $0.33.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. The Company's pro forma information is as follows:

	2003 $	**2002 $**
Net (loss)	**(683,695)**	(319,832)
Stock-based compensation expense under APB No.25	**7,758**	6,505
Stock-based compensation expense under SFAS No.123	**(25,578)**	(22,581)
Pro forma (Loss)	**(701,515)**	(335,908)
Pro forma income per share:		
Basic	**$(0.07)**	$(0.03)
Diluted	**$(0.07)**	$(0.03)

13. SHAREHOLDERS' EQUITY (cont'd)

Warrants

The Company has in the past granted detachable warrants for 400,000 common shares to debt holders as an inducement to advance funds to the Company [note 9]. In accordance with APB 14, a portion of the proceeds of the debt securities issued with detachable stock purchase warrants, which is allocated as the fair-value of the warrants, has been accounted for as paid-in capital. The related discount on the debt securities was amortized over the remaining period to the original maturity dates.

As an inducement to extend the maturity dates of the loans, the Company modified the exercise price of the detachable stock purchase warrants as follows: for three years after the initial date of the respective loan at a price of $0.50 per share, for a period of two years following the initial three year period at a price of $0.75 per share, and for an additional period of one year at a price of $1.00 per share. Additionally, warrants to acquire another 400,000 common shares were granted in aggregate to the lenders, at a price of $0.5625 per share, commencing on the first day of the extension of their loan for a period of two years. The expiry of both sets of warrants is now stated to be the earlier of the specified expiry date, or ninety days after the date that the common shares in the Company stock have closed at a trading price above $1.50 for 30 consecutive trading days. The new warrants and the modification of existing warrants were recorded at fair value as debt modification costs [$75,240] in October 2000 and were amortized using the interest method over the new term of the debt.

14. INCOME TAXES

Details of the income tax provision (recovery) are as follows:

		2003 $	2002 $
Current:	U.S.	**613**	600
	Canadian	—	(15,949)
Total Current Taxes		**613**	(15,349)
Deferred:	U.S.	—	—
	Canadian	—	—
Total Deferred Taxes		—	—
Income Tax Provision (Recovery)		**613**	(15,349)

Components of the current tax provision are as follows:

	2003		2002	
	$	%	$	%
(Recovery of) income tax based on basic U.S. tax rates	**(210,095)**	**(31)**	(70,986)	(21)
(Recovery of) income taxes based on basic Canadian federal income tax rates	**(16,354)**	**(2)**	(34,128)	(10)
(Recovery of) income taxes based on basic Canadian provincial income tax rates	**(8,144)**	**(1)**	(16,306)	(5)
Non-deductible stock compensation expense	—	—	1,365	—
Non-deductible debt modification expense	—	—	13,620	4
Non-deductible goodwill impairment loss	**135,625**	**20**	—	—
Benefit of deductible temporary differences and tax losses not recognized during the year	**94,018**	**14**	86,180	26
Other	**5,563**	—	4,906	1
	613	—	(15,349)	(5)

14. INCOME TAXES (cont'd)

The following is a summary of the statutory income tax rates used:

	2003 %	2002 %
U.S.	**34.0**	34.0
Canadian federal	**25.1**	27.0
Canadian provincial	**12.5**	12.9

(Loss) before provision for income taxes:

	2003 $	2002 $
U.S.	**(617,928)**	(208,781)
Canadian	**(65,154)**	(126,400)
Income before provision for income taxes	**(683,082)**	(335,181)

Income taxes paid are as follows:

	2003 $	2002 $
Canadian Federal	—	47,188
Canadian Provincial	—	27,422
U.S. Federal	—	—
U.S. State	**613**	3,500
	613	78,110

Income tax refunds received are as follows:

	2003 $	2002 $
Canadian Federal	**20,526**	9,664
Canadian Provincial	**6,703**	—
U.S. Federal	—	—
	27,229	9,664

The Company has unutilized operating losses in the United States of approximately $1,780,000 available for carry forward to reduce income taxes otherwise payable in future years. This amount includes purchased loss carryforwards of approximately $1,000,000. Access to purchased unutilized operating losses is restricted to $83,168 per year until 2012. If the amount is not used during the year, it is available for utilization in future years. A total of $240,555 relating to prior year purchased operating losses was available to apply against current year income. Other unutilized operating losses available for carryforward total approximately $740,000 and expire in 2012. During the current year, losses in the amount of $0 [$0 in 2002] were utilized.

14. INCOME TAXES (cont'd)

Deferred tax liabilities and assets are comprised of the following as at June 30:

	2003 $	2002 $
Book over (under) tax depreciation	**9,076**	106
Benefit of unrecorded investment tax credits	—	14,206
Reserves not currently deductible	**20,669**	24,522
Net operating loss carryforward	**618,652**	541,566
Total Deferred Tax Assets	**648,397**	580,400
Valuation allowance for deferred tax assets	**(648,397)**	(580,400)
Net Deferred Tax Asset (Liabilities)	—	—

15. RESEARCH AND DEVELOPMENT EXPENSES

	2003 $	2002 $
Expenses incurred	**22,569**	32,210
Customer payments	**(2,480)**	—
Government grants	—	(30,121)
	20,089	2,089

16. LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share. The effect of dilutive securities is included only when dilutive.

	2003 $	2002 $
Numerator		
Net (Loss)	**(683,695)**	(319,832)
Denominator		
Denominator for basic earnings per share – weighted average shares outstanding	**10,507,250**	10,384,613
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	**10,507,250**	10,384,613
Basic (loss) per share	**$(0.07)**	$(0.03)
Diluted (loss) per share	**$(0.07)**	$(0.03)

For 2003 and 2002, all warrants and options were anti-dilutive and therefore excluded from this calculation.

17. SUPPLEMENTARY INFORMATION ON CASH FLOWS

	2003 $	2002 $
Changes in Non-Cash Working Capital Balances Related to Operations		
Decrease in accounts receivable	**527,566**	487,271
Decrease (increase) in income taxes receivable	**10,013**	(9,608)
Decrease (increase) in inventories	**24,410**	(525)
Decrease in deferred contract costs and unbilled revenue	**16,900**	1,141,771
(Increase) in other current assets	**(1,786)**	(8,161)
Decrease in other assets	**1,370**	—
Increase (decrease) in accounts payable	**9,838**	(1,495,888)
Increase (decrease) in accrued charges	**84,053**	(99,728)
(Decrease) in unearned revenue and contract advances	**(250,051)**	(737,606)
Increase (decrease) in income taxes payable	**21,985**	(78,617)
	444,298	(801,091)

18. SEGMENTED INFORMATION

The Company offers a range of products and systems, incorporating diverse technologies, to address the industrial process, air pollution control and other environmental management needs of its customers. The business can generally be broken into two segments: scrubber and nozzle systems. Wet scrubber systems are generally used to absorb gaseous pollutants and particulate matter contained in exhaust gas streams such as smokestacks, and incorporate the use of the Company's proprietary air-atomizing nozzle technology. Nozzle systems typically operate in conjunction with products and systems supplied by others. Examples of nozzle systems supplied include evaporative gas cooling and conditioning, dust suppression and combustion.

There are no inter-segment sales, transfers or profit or loss.

The Company's reportable segments are business units that offer different products and services. The reportable segments are each managed separately because they develop, manufacture and distribute different products and services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Contract revenue and sales are broken down geographically as follows:

	2003 $	2002 $
United States	**4,221,000**	3,583,000
Canada	**1,147,000**	696,000
Asia	**122,000**	47,000
Europe	**177,000**	55,000
South America	**268,000**	157,000
Other	**164,741**	43,893
	6,099,741	4,581,893

The long-lived assets of the nozzle segment are located in the United States while the remainder of the Company's assets, including those of the scrubber segment, are located in Canada. For the year ended June 30, 2003, three customers represented 45% of total revenues [in fiscal 2002, two customers represented 27% of total revenues].

18. SEGMENTED INFORMATION (cont'd)

Industry Segments

2003	Scrubber Systems $	Nozzle Systems $	Other $	Total $
Contract Revenue and Sales				
Evaporative gas cooling	—	1,154,212	—	1,154,212
Dust suppression	—	152,292	—	152,292
Spray dry systems	—	1,122,150	—	1,122,150
Other nozzle systems	—	243,132	—	243,132
Wet scrubber systems	1,326,619	—	—	1,326,619
Wet electrostatic precipitation	2,101,336	—	—	2,101,336
Total Contract Revenue and Sales	3,427,955	2,671,786	—	6,099,741
(Loss) income from operations	(781,550)	103,996	—	(677,554)
Interest income	5,340	4,162	—	9,502
Interest expense	(8,447)	(6,583)	—	(15,030)
(Loss) income before provision for income taxes	(784,657)	101,575	—	(683,082)
Provision for income taxes	344	269	—	613
Net (Loss) Income	(785,001)	101,306	—	(683,695)
Depreciation and amortization	43,156	33,636	—	76,792
Capital expenditures	19,036	14,640	—	33,676
Segment assets	397,791	1,045,655	1,183,885	2,627,331
Capital assets	54,149	41,444	—	95,593
Goodwill	—	398,897	—	398,897

2002	Scrubber Systems $	Nozzle Systems $	Other $	Total $
Contract Revenue and Sales				
Evaporative gas cooling	—	1,878,263	—	1,878,263
Dust suppression	—	44,472	—	44,472
Spray dry systems	—	298,220	—	298,220
Other nozzle systems	—	395,010	—	395,010
Wet scrubber systems	1,785,225	—	—	1,785,225
Wet electrostatic precipitation	180,703	—	—	180,703
Total Contract Revenue and Sales	1,965,928	2,615,965	—	4,581,893
(Loss) income from operations	(483,162)	149,403	—	(333,759)
Interest income	8,734	11,577	—	20,311
Interest expense	(9,345)	(12,388)	—	(21,733)
(Loss) income before (recovery of) provision for income taxes	(483,773)	148,592	—	(335,181)
(Recovery of) Provision for income taxes	(65,870)	50,521	—	(15,349)
Net (Loss) Income	(417,903)	98,071	—	(319,832)
Depreciation and amortization	32,276	17,339	—	49,615
Capital expenditures	49,936	5,400	—	55,336
Segment assets	1,113,705	1,243,245	840,665	3,197,615
Capital assets	84,129	41,820	—	125,949
Goodwill	398,897	398,897	—	797,794

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBOSONIC TECHNOLOGIES, INC.

By: /s/ Edward F. Spink

Edward F. Spink
Chief Executive Officer

Date: September 26, 2003

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Capacity	Date
/s/ Edward F. Spink **Edward F. Spink**	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	**September 26, 2003**
/s/ Patrick J. Forde **Patrick J. Forde**	President, Secretary, Treasurer and Director (Principal Financial and Accounting Officer)	**September 26, 2003**
/s/ Richard H. Hurd **Richard H. Hurd**	Director	**September 26, 2003**
/s/ Donald R. Spink, Sr. **Dr. Donald R. Spink, Sr.**	Director	**September 26, 2003**
/s/ Jonathan R. Lagarenne **Jonathan R. Lagarenne**	Director	**September 26, 2003**
/s/ Frederick R. Berlet **Frederick R. Berlet**	Director	**September 26, 2003**
/s/ James R. Thompson **James R. Thompson**	Director	**September 26, 2003**

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Board of Directors

Dr. Donald Spink, Sr.[2]
c/o TurboSonic Technologies, Inc.
Waterloo, Ontario N2L 5V4
Canada

Edward F. Spink
Chairman of the Board & CEO
TurboSonic Technologies, Inc.
Waterloo, Ontario N2L 5V4
Canada

Patrick J. Forde[1&2]
President, Secretary & Treasurer
TurboSonic Technologies, Inc.
Waterloo, Ontario N2L 5V4
Canada

Richard H. Hurd[1]
c/o TurboSonic Technologies, Inc.
East Hanover, NJ
USA

Jonathan R. Lagarenne[1]
c/o TurboSonic Technologies, Inc.
Waterloo, Ontario N2L 5V4
Canada

Frederick G. Berlet[1]
c/o TurboSonic Technologies, Inc.
Waterloo, Ontario N2L 5V4
Canada

James R. Thompson[2]
c/o TurboSonic Technologies, Inc.
Waterloo, Ontario N2L 5V4
Canada

Committees of the Board

[1] Audit Committee
[2] Compensation Committee

Auditors

Ernst & Young LLP
515 Riverbend Dr.
Kitchener, Ontario N2G 4W9
Canada

Legal Counsel

Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, New York 10020-1089
USA

White, Duncan, Ostner & Linton LLP
45 Erb Street East
Waterloo, Ontario N2J 4B5
Canada

Officers

Chairman & CEO:
Edward. F. Spink

President & Secretary:
Patrick J. Forde

Executive Vice President:
Egbert van Everdingen

V.P. Finance & Administration:
David J. Hobson

V.P. Marketing & Sales:
Ronald A. Berube

V.P. Engineering:
Robert A. Allan

Investor Information

Transfer Agent

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, New York 10038
USA
(212) 936-5100

Trading Market

Electronic Bulletin Board
Ticker Symbol: TSTA

Annual Meeting

The annual meeting of the shareholders will be held on Thursday, December 11, 2003 at 10:00 a.m., local time at the Waterloo Inn, Waterloo, Ontario Canada

Investor Information

Investors, stockbrokers, security analysts and others seeking information about TurboSonic Technologies, Inc. should contact:

David Hobson
V.P. Finance & Administration
TurboSonic Technologies, Inc.
550 Parkside Drive, Suite A-14
Waterloo, Ontario N2L 5V4
Canada
(519) 885-5513
E-mail: investors@turbosonic.com

TurboSonic Technologies, Inc.











Designers and Suppliers of Quality

Air Pollution Control Equipment and

Industrial Process Improvement Products

turbosonic

◦ 550 Parkside Drive, Suite A-14, Waterloo, ON, Canada N2L 5V4 • tel: 519.885.5513 • fax: 519.885.6992

◦ 11 Melanie Lane, Suite 21, East Hanover, NJ, USA 07936 • tel: 973.884.4388 • fax: 973.884.4770

www.turbosonic.com • email: info@turbosonic.com